Exhibit 10.27

World Headquarters

PRIVATE & CONFIDENTIAL

December 13, 2012

Mr. Song Min Lee

7535 Pointe Venezia Dr.

Orlando, Florida 32836

Re: International Assignment Agreement

Dear Mr. Lee,

We are pleased to present to you the following proposed terms and conditions applying to your assignment with Cooper-Standard. Your position while on assignment will be President – Asia Pacific, and you will be located primarily in Seoul, Korea. You will report directly to Mr. Keith Stephenson, Chief Operations Officer for Cooper Standard.

The effective date of your assignment will be January 15, 2013, and the details outlined in this letter are in effect only during the term of this international assignment.

Jurisdiction

The terms of your employment while on assignment will be governed by and interpreted in accordance with United States Law. Both the Company and you submit to the jurisdiction of the U.S. courts, but this assignment may be enforced by the Company in any court of competent jurisdiction.

General Compensation

Your overall compensation will be commensurate with positions and responsibilities similar to yours and will be coordinated and paid through Cooper-Standard in Novi, Michigan. Your annual base salary will be USD $500,000 per year through 2013 and, thereafter, will be reviewed annually, consistent with Cooper-Standard’s practice for other senior executives.

You will be eligible for an annual incentive bonus. Your target incentive bonus for 2013 will equal 65% of your annual base salary. Actual payouts of annual incentive bonuses have historically been based on the level of achievement of adjusted EBITDA targets established by the Compensation Committee of Cooper-Standard’s Board of Directors. The Compensation Committee is currently reviewing the basis upon which achievement and payout for 2013 will be determined, and final decisions are expected in this regard during the first quarter of 2013.

You will also be eligible for long-term incentive (LTIP) awards based on such long term incentive plans of the U.S. parent company as are in effect with respect to executives at your level at the time the awards are granted. In the first quarter of 2013, you will receive LTIP awards designed to have an aggregate value, at the time of grant, of approximately 135% of your annual base salary.

In recent years, LTIP awards have included both cash and equity components. As a reference, in 2012, the aggregate LTIP target award value granted to the company’s senior management team was delivered in the following manner, with each component vesting after three years:

(i)	50% as a target cash award, with the actual level of payout dependent on achievement of financial objectives related to company cash flow generation over a three-year period;

(ii)	30% as stock options with an exercise price equal to the market price of the company’s common stock on the date of grant; and

(iii)	20% as restricted stock units.

The Compensation Committee is currently reviewing how LTIP awards granted in 2013 will be structured and the performance metrics that may be applicable to them. Final decisions are expected during the first quarter of 2013.

Working hours, statutory holidays and any other conditions of employment not specifically set out in this agreement will be subject to local practice and custom and dictated by the duties of the position.

Signing Bonus

You will be eligible to receive a onetime signing bonus in the amount of $75,000, to be paid within your first thirty days with the company.

Benefits

You will be eligible to participate in the Company’s health, welfare and retirement benefit programs, including the Company’s 401(k) Enhanced Investment Savings Plan and the Company’s Supplemental Executive Retirement Plan, on the same terms as similarly situated employees of the Company. Health and welfare benefit eligibility begins on the first day of the month following or coinciding with your employment commencement date.

Relocation Premium

In recognition of the inconvenience involved in an international relocation, the company will provide you with an additional allowance, above and beyond other cost-related allowances, referred to as a Relocation Premium. This allowance will take the form of a lump-sum payment, equal to 10% of your annual base salary at the time of payment. This payment will be processed after you this agreement is signed and within 30 days of the start date in the host country. This payment will be made by our Relocation Partner, NEI Global and will not originate within the CSA Payroll function. This is a gross payment from which applicable home or host-country taxes will be withheld.

Goods and Services Adjustments

To establish your total compensation, we have used a balance sheet approach to ensure that your standard of living in the country of assignment will be somewhat comparable to that which you would have enjoyed in your home country. It is the Company’s intent that an employee should be somewhat protected against exorbitant additional costs in the host country for basic living expenses. Under the “balance sheet” approach, mentioned above, the Company will establish a “Goods & Services Allowance” equal to the difference in cost (in home country currency) between the cost of goods and services in your location of assignment and that in the home country. Goods and services include out-of-pocket expenses normally incurred by an expatriate such as; food at home, groceries, household and personal care items, clothing, recreation, etc.

The goods and services differential is added income to you while on assignment and will be treated as such by the Internal Revenue Service. These payments will be grossed up for tax purposes, so the additional tax on this income will not be your burden.

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A differential will be paid when there is a significant difference in the cost of goods and services between the foreign (host) and home country, according to information published by Mercer. Likewise, if the difference in the cost of goods between home and host locations decreases, Cooper-Standard will decrease your Goods and Services differential as dictated by Mercer’s information; however, the Company will never deduct from your pay any amount for Goods & Services.

39550 Orchard Hill Place Drive • Novi, MI 48375 • Phone: (248) 596-5900 • Fax: (248) 596-6550

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As new Mercer information is published and a significant differential noted, the “Goods and Services Allowance” will be adjusted accordingly. Such information will be reviewed twice per year and adjusted as needed. All adjustments will be communicated to you prior to being implemented. Mercer performs these calculations on the Company’s behalf.

More information describing the Goods and Services Differential and Balance Sheet approach will be provided to you prior to your relocation.

Relocation

All reasonable interim living expenses will be paid by the Company for a period of up to 30 days or until delivery of household goods from the date of arrival for the employee and spouse should permanent living quarters not be readily available at the new location.

The company will pay for the following approved expenses for you and your spouse:

a)	Business class airfare and necessary ground transportation.

b)	Meals and lodging en route.

c)	Weekly allowance for living expenses and incidentals (e.g. meals, fuel, laundry, phone calls, etc.) up to a maximum of $300 while in temporary living.

The Company will pay reasonable costs associated with packing, insuring and/or shipping your personal goods from the United States to your host location

Accommodations

The Company will provide for company-leased housing at the assignment location. In addition to paying the monthly lease, this will also include payment of utilities and applicable taxes. In the event that suitable accommodations are unfurnished, the Company may pay for basic furnishings and white goods (kitchen appliances) required which will remain the property of the Company.

Education/Schooling

The Company will reimburse stated charges for your son including tuition, transportation provided by the school, and any fees from the school related to regular attendance at a private school in your assignment location. If uniforms are required this expense will be reimbursed.

Expenses that will not be reimbursed include (but are not limited to) meals (unless included in tuition), locker and gym fees, gym clothes, concerts, music lesions, athletic events, school publications, field trips, and other extracurricular activities.

Home Leave

You and your spouse are eligible for one home leave per year up to a total of your vacation entitlement plus five days exclusive of air travel time. The Company will pay the actual costs of business class airfare for you and your spouse for round-trip travel from your overseas location to your point of origin. Incidental expenses en route will also be covered.

Compassionate and Emergency Leaves

You will be allowed five (5) working days plus travel time via the most direct route to attend personal emergencies such as the death or critical illness of the following family members: spouse, children, parents, grandparents, brothers, sisters, brothers-in-law, sisters-in law. The Company will pay for the cost of round-trip business class air travel for you and your spouse in cases of the death or cases of critical illness of any aforementioned family member.

39550 Orchard Hill Place Drive • Novi, MI 48375 • Phone: (248) 596-5900 • Fax: (248) 596-6550

Transportation

While on assignment, you will be provided with a company leased vehicle and driver to be used for your business and personal use.

Additional Benefits

In addition the Company will provide you with assistance for the following while on assignment:

•	Foreign banking services to include wire transfers

•	Mail forwarding services

Taxation

The Company will provide tax-consulting services with professional tax advisors, Deloitte Tax LLP, for the duration of the foreign assignment as required. The Company will provide tax equalization for each completed and partly completed calendar year of foreign assignment. It is agreed that you will not be liable for taxes in excess of the taxes you would normally pay in your home country. The tax equalization amount will be established by the completion of income tax returns in your home and host locations using all allowable deductions. This will be handled by our tax partner, Deloitte Tax LLP.

You will be contacted by a representative of Deloitte prior to your departure and will be provided a pre-departure tax briefing to include information on how this assignment will affect your tax situation personally. Upon arrival in the host location, you will also be provided an arrival briefing by a Deloitte representative in that country. Please ensure that you attend both of these meetings and that you understand your obligations to provide accurate and timely information to enable Deloitte to complete all necessary filings on your behalf. Any questions regarding your tax situation that arise later in your assignment should be directed to Kim Amundson in the Novi office.

Holidays and Vacation

Your holiday entitlement will be in line with the policy in effect at your host location. Your annual vacation entitlement will be twenty business days.

Executive Severance Pay Plan

Under the company’s Executive Severance Pay Plan you will be eligible to receive 18 months severance pay if your employment is terminated by the Company without Cause, or if you terminate your employment for Good Reason, and 18 months severance pay if your employment is terminated by the Company without Cause, or if you terminate your employment for Good Reason after a Change Of Control.

Employment Restrictions

As a condition of your employment and prior to your commencement of work as an employee, you must sign the company’s Non-competition, Nondisclosure and Patent Assignment Agreement, a copy of which is attached to this letter for your information and review.

This offer is contingent upon successful pre-employment health screening, pre-employment drug screening and the presentation to the Human Resources Department of employment authorization and personal identification documents as required by the Immigration Reform and Control Act of 1986.

39550 Orchard Hill Place Drive • Novi, MI 48375 • Phone: (248) 596-5900 • Fax: (248) 596-6550

You agree that if you are employed by Cooper-Standard Automotive Inc. that the employment relationship is “at-will” which means that either the Company or you may terminate the employment relationship at any time with or without cause or notice.

International Assignment – Relocation and Policy Benefits

Upon signature of this agreement, your move will be initiated with NEI Global and a representative will contact you within 1-3 business days by email or phone. NEI will facilitate all aspects of your relocation to the host country, including household goods shipment, relocation expense reimbursement and arrangement of payment to any vendors utilized for these services. Your NEI representative can answer any questions you may have during your initial orientation, and will also be your main contact while on assignment. You should contact NEI while living and working in the Host Country with questions or concerns related to your assignment.

Please sign and return a copy of this assignment letter while retaining a copy for your own records. Upon receipt of this letter, we will begin the necessary preparations for your assignment. We appreciate your acceptance of this responsibility and look forward to the contributions you will make in this role.

INTERNATIONAL ASSIGNMENT ACKNOWLEDGEMENT

This agreement is made in the United States of America, and shall be subject to national laws and current collective agreements thereof. In the event any provision of this letter shall be held invalid or unenforceable by reason of law, such invalidity shall not affect or render invalid or unenforceable any other provision of this letter.

I hereby sign to accept the assignment as presented in this document, and to also acknowledge that I have reviewed the Global International Assignment Policy provided to me and understand my benefits.

/s/ Keith Stephenson	March 13, 2013
Date
Keith Stephenson Chief Operations Officer Cooper Standard Inc.

I, the undersigned, hereby agree and accept this assignment as outlined above.

/s/ Song Min Lee
Song Min Lee	Date

39550 Orchard Hill Place Drive • Novi, MI 48375 • Phone: (248) 596-5900 • Fax: (248) 596-6550